Exhibit E

Form of Letter from the Fund to Shareholders in

Connection with Acceptance of Offers of Tender

Brookfield Infrastructure Income Fund Inc.

[    ], 2025

Dear Shareholder:

Brookfield Infrastructure Income Fund Inc. (the “Fund”) has received your tender of all or some, as the case may be, of your shares of common stock in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on February 25, 2025 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of February 25, 2025) (the “Maximum Purchasable”), the Fund will proportionately reduce the value of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares (the “Repurchased Shares”), as described above, you are entitled to receive a payment, to be paid in cash, in an amount equal to the value of your Repurchased Shares based on the net asset value of the Fund as of March 25, 2025, in accordance with the terms of the Offer. If you tender for repurchase less than all of your Shares, you must maintain a minimum account balance after the repurchase is effected, the amount of which will be established by the Fund from time to time and is currently $1,000. If you tender a number of Shares that would cause the aggregate NAV of your holdings to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from you so that the required minimum balance is maintained. The Fund may also repurchase all of such your Shares in the Fund. The Fund or the Adviser may waive the minimum account balance from time to time.

You remain a Shareholder of the Fund with respect to any of the Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (855) 777-8001, Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern time.

Sincerely,
Brookfield Infrastructure Income Fund Inc.
Enclosure

Note: Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

E-1